U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 1999










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                 For the quarterly period ended March 31, 1999



                                Table of Contents
                                -----------------

  Item
   No.                                     Title                           Page
------     ----------------------------------------------------------      ----

 1         Organization Chart .......................................        1

 2         Issuances and Renewals of Securities and
           Capital Contributions ....................................        3

 3         Associate Transactions ...................................        4

 4         Summary of Aggregate Investment ..........................        7

 5         Other Investments ........................................        8

 6         Financial Statements and Exhibits:

           A - Financial Statements .................................        9

           B - Exhibits .............................................       10

           C - Certificate of GPU, Inc. .............................       11

           Signature ................................................       12










  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.



                                            ITEM 1 - ORGANIZATION CHART

                                             Energy (ERC)
                                             or Gas (GRC)          Date of      State of    Percentage of Voting     Nature of
            Name of Reporting Company      Related Company      Organization  Organization  Securities Held **        Business
            -------------------------      ---------------      ------------  ------------  ------------------        --------

GPU, Inc. (a)

GPU Advanced Resources, Inc.                     ERC              09/13/96      Delaware         100.0%                 (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                       ERC              02/13/87      New Jersey       100.0                (c),(d)
  Prime Energy Limited Partnership               ERC              05/08/86      New Jersey        50.0                  (d)
Camchino Energy Corporation                      ERC              04/26/89      Delaware         100.0                (c),(d)
  OLS Power Limited Partnership                  ERC              08/02/89      Delaware           1.0                  (c)
    OLS Acquisition Corporation                  ERC              05/03/89      Delaware         100.0                  (c)
      OLS Energy - Chino                         ERC              08/08/84      California       100.0                  (d)
      OLS Energy - Camarillo                     ERC              08/08/84      California       100.0                  (d)
      OLS Energy - Berkeley                      ERC              09/05/85      California       100.0                   *
Geddes II Corporation                            ERC              06/24/98      Delaware         100.0                (c),(d)
Geddes Cogeneration Corporation                  ERC              03/23/89      New York         100.0                (c),(d)
  Onondaga Cogeneration Limited
     Partnership                                 ERC              06/08/88      New York         100.0                  (d)
EI Selkirk, Inc.                                 ERC              10/31/94      Delaware         100.0                  (c)
 Selkirk Cogeneration Partners Limited
     Partnership                                 ERC              06/06/90      Delaware          19.2                  (d)
NCP Energy, Inc.                                 ERC              11/21/89      California       100.0                (c),(d)
  Syracuse Orange Partners L.P.                  ERC              04/02/91      Delaware           4.9                  (c)
    Project Orange Associates L.P.               ERC              05/12/88      Delaware           4.4                  (d)
NCP New York, Inc.                               ERC              07/09/93      Delaware         100.0                   *
NCP Brooklyn Power, Inc.                         ERC              07/09/93      Delaware         100.0                   *
NCP Gem, Inc.                                    ERC              05/23/91      Delaware         100.0                  (c)
NCP Lake Power, Inc.                             ERC              05/23/91      Delaware         100.0                (c),(d)
  Lake Investment, L.P.                          ERC              05/23/91      Delaware         100.0                  (c)
    Lake Cogen, Ltd.                             ERC              03/13/91      Florida           49.9                  (d)
    New Lake Corp.                               ERC              01/02/97      Florida              - (g)              (c)
GPUI Lake Holdings, Inc.                         ERC              12/24/96      Delaware         100.0                   *
NCP Pasco, Inc.                                  ERC              05/23/91      Delaware         100.0                  (c)
NCP Dade Power, Inc.                             ERC              05/23/91      Delaware         100.0                (c),(d)
  Dade Investment, L.P.                          ERC              05/23/91      Delaware         100.0                  (c)
    Pasco Cogen, Ltd.                            ERC              03/13/91      Florida           49.9                  (d)
NCP Houston Power, Inc.                          ERC              12/02/93      Delaware         100.0                (c),(d)
NCP Perry, Inc.                                  ERC              12/02/93      Delaware         100.0                  (c)
  Mid-Georgia Cogen, L.P.                        ERC              12/03/93      Delaware          50.0                  (d)
EI Services, Inc.                                ERC              10/07/93      Delaware         100.0                  (d)
NCP Ada Power, Inc.                              ERC              07/31/93      California       100.0                   *
Umatilla Groves, Inc.                            ERC              06/17/92      Delaware         100.0                   *
NCP Commerce Power, Inc.                         ERC              08/31/93      California       100.0                   *
Armstrong Energy Corporation                     ERC              07/14/88      New Jersey       100.0                   *
  AEC/REF Fuel, Limited Partnership              ERC              12/22/89      Pennsylvania     100.0                   *
EI Fuels Corporation                             ERC              08/09/90      Delaware         100.0                  (e)
GPU Solar, Inc.                                  ERC              07/09/97      New Jersey        50.0                  (f)
GPUI Holdings, Inc.                              ERC              03/03/97      Delaware         100.0                   *


                                        1


 *      Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.

(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c)  These  energy-related   companies  hold  securities  in  other
     energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)  This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corp. an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corp. subsequently exercised that option. New Lake Corp. is not an affiliate of GPUI.



            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------



GPU Advanced Resources, Inc. - In the first quarter of 1999, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling $7 million.

GPU Solar, Inc. - In the first quarter of 1999, GPU Solar, Inc. (GPU Solar) made a cash distribution totaling $50 thousand to GPU International, Inc. (GPUI), thus reducing GPUI's investment in GPU Solar by that amount.


     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

 Company     Type of   Principal                      Company to    Collateral   Consideration
 Issuing     Security  Amount of  Issue or  Cost of   whom Security Given with   Received
 Security    Issued    Security   Renewal   Capital   was Issued    Security     for Each Security
 --------    ------    --------   -------   -------   ----------    --------     -----------------


None





             Company Contributing         Company Receiving              Amount of Capital
                Capital                         Capital                  Contribution
                -------                         -------                  ------------

               GPU, Inc.               GPU Advanced Resources, Inc.        $7,000




Note: The information provided in Item 2 presents the activities of the reporting period only.





                                        3



                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I -  Transactions  Performed by Reporting  Companies on Behalf of Associate
Companies



                                                                                                  Total
     Reporting Company       Associate Company                                                   Amount
    Rendering Services       Receiving Services         Types of Services Rendered                Billed
    ------------------       ------------------         --------------------------                ------

EI Services, Inc.            Mid-Georgia Cogen, L.P.   Operations management                     $xxx (1)

NCP Houston Power, Inc.      Mid-Georgia Cogen, L.P.   Accounting and  administration            xxx (1)

EI Fuels Corporation         Mid-Georgia Cogen, L.P.   Fuel supplies and management              xxx (1)
                                                       services


NCP Lake Power, Inc.         Lake Cogen, Ltd.          Accounting, administration and            xxx (1)
                                                       operations and maintenance  (O&M)
                                                       management

NCP Dade Power, Inc.         Pasco Cogen, Ltd.         Administration and O&M management         xxx (1)

Geddes Cogeneration          Onondaga Cogeneration     Accounting, administration  and           xxx (1)
     Corporation             Limited Partnership       O&M management


Camchino Energy Corporation  OLS Energy - Chino        Accounting, administration and            xxx (1)
                                                       O&M management

Camchino Energy Corporation  OLS Energy - Camarillo    Accounting, administration  and           xxx (1)
                                                       O&M management

Elmwood Energy Corporation   Prime Energy Limited
                                    Partnership        Accounting and  administration            xxx (1)



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                        4




                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                               Total
     Associate Company            Reporting Company                                            Amount
    Rendering Services           Receiving Services        Types of Services Rendered          Billed
-----------------------   -------------------------------  ----------------------------        --------

GPU International, Inc.      Prime Energy Limited Partnership O&M management                      $xxx

GPU International, Inc.      EI Services, Inc.                Operations management for            xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.      NCP Houston Power, Inc.          Accounting and administration for    xxx (1)
                                                              Mid-Georgia Cogen, L.P.

GPU International, Inc.      NCP Lake Power, Inc.             Accounting, administration and O&M   xxx (1)
                                                              management for Lake Cogen, Ltd.

GPU International, Inc.      NCP Dade Power, Inc.             Administration and O&M management    xxx (1)
                                                              for Pasco Cogen, Ltd.

GPU International, Inc.      Geddes Cogeneration Corporation  Accounting and administration for    xxx (1)
                                                              Onondaga Cogeneration Limited
                                                              Partnership

GPU International, Inc.      Camchino Energy Corporation      Accounting and administration for    xxx (1)
                                                              OLS Power Limited Partnership

GPU International, Inc.      Camchino Energy Corporation      Accounting, administration and O&M   xxx (1)
                                                              management for OLS Energy - Chino

GPU International, Inc.      Camchino Energy Corporation      Accounting, administration and O&M   xxx (1)
                                                              management for OLS Energy -
                                                              Camarillo

GPU International, Inc.      Elmwood Energy Corporation       Accounting and administration for    xxx (1)
                                                              Prime Energy Limited Partnership




                                        5



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)


                                                                                                            Total
     Associate Company          Reporting Company                                                           Amount
    Rendering Services         Receiving Services                Types of Services Rendered                 Billed
    ------------------         ------------------                --------------------------                 ------

GPU International, Inc.       NCP Energy, Inc.                 Accounting and  administration for           $xxx (1)
                                                                Syracuse Orange Partners L.P. and
                                                                Project Orange
Associates L.P.

GPU International, Inc.       GPU Solar, Inc.                   Management, marketing  and technical         xxx (1)
                                                                expertise for GPU Solar, Inc.

GPU International, Inc.       GPU Advanced Resources, Inc.      Certain general and  administrative          xxx (1)
                                                                services for GPU  Advanced Resources,
                                                                Inc.

Metropolitan Edison Company   GPU Advanced Resources, Inc.      Certain general and administrative           xxx (2)
                                                                services for GPU  Advanced Resources,
                                                                Inc.

GPU Service, Inc.            GPU Advanced Resources, Inc.       Legal and certain  general and               xxx (3)
                                                                administrative services for
                                                                GPU Advanced Resources,
Inc.

Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

        (1) The amounts shown include overhead charges applied, at a rate of 143%, to employee salaries billed for services rendered. No capital costs were charged.

        (2) The amounts shown include overhead charges applied, at a rate of 51.67%, to employee salaries billed for services rendered. No capital costs were charged.

        (3) The amounts shown include overhead charges applied, at a rate of 51.93%, to employee salaries billed for services rendered. No capital costs were charged.


                                        6




                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 1999               $8,764,632                  Line 1
                                                   -----------------
        Total capitalization multiplied by 15% (line 1 multiplied by 0.15)        1,314,695                  Line 2
        Greater of $50 million or line 2                                                        $1,314,695   Line 3

        Total current aggregate investment:
        (categorized by major line of energy-related business)
             Ownership and operation of qualifying facilities (Category VIII)       35,784
             Energy services and retail energy sales (Category V)                   14,000
             Fuel management services (Category IX)                                      -
             Operations and maintenance services (Category VII)                          -
             Development and commercialization of photovoltaics (Category II)          100
                                                                                 ----------

                  Total current aggregate investment                                                49,884   Line 4
                                                                                                 ----------

        Difference  between the greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
               system (line 3 less line 4)                                                      $1,264,811   Line 5
                                                                                                ==========





Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

             The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.

                                        7



                           ITEM 5 - OTHER INVESTMENTS


                                          Aggregate Investment as of   Change in Investments       Reason for Change
Major Line of Energy-Related Business           December 31, 1998      During Reporting Period        in Investments
-------------------------------------    ----------------------------  -----------------------     ------------------------

Ownership and operation of qualifying
     facilities (Category VIII)               $164,916 *                  $     -                  No change.

Energy services and retail energy
  sales (Category V)                             7,000                        7,000                In the first quarter of 1999,
                                                                                                   GPU,  Inc.  made  additional
                                                                                                   capital  contributions  to  GPU
                                                                                                   AR  totaling $7 million.

Fuel management services (Category IX)              **                            -                No change.

Operations and maintenance
  services (Category VII)                           **                            -                No change.

Development and commercialization of
  photovoltaics (Category II)                      150                          (50)               In the first  quarter of 1999,
                                                                                                   GPU   Solar    made   a   cash
                                                                                                   distribution    totaling   $50
                                                                                                   thousand    to   GPUI,    thus
                                                                                                   reducing GPUI's  investment in
                                                                                                   GPU Solar by that amount.



* The caption "Aggregate Investment as of December 31, 1998" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


**   The  amounts  invested  in  such   energy-related   companies,   which  are
     immaterial,   have  subsequently  been  reinvested,  and  are  included  in
     "Ownership and operation of qualifying facilities (Category VIII)."


                                        8


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
--  --------------------

    A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended March 31, 1999.

    A-2 Financial statements of Elmwood Energy Corporation for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-3 Financial statements of Camchino Energy Corporation for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-7 Financial statements of NCP Energy, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-10 Financial statements of NCP Houston Power, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-11 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.

    A-12 Financial statements of EI Services, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.


    A-13 Financial statements of GPU Solar, Inc. for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.


    A-14 Financial statements of EI Fuels Corporation for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.


    A-15 Financial statements of Geddes II Corporation for the quarter ended March 31, 1999 - filed pursuant to request for confidential treatment.
                                        9

Exhibits

B.  Contracts Required by Item 3
--  ----------------------------

    B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-10 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
    ----------------------------

    B-11 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

    B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

    B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.


    B-14 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.



    Note:     Services  rendered by GPU  International,  Inc.  to EI  Services,
    ----      Inc.,  NCP Houston Power,  Inc.,  NCP Lake Power,  Inc., NCP Dade
              Power,  Inc., Geddes  Cogeneration  Corporation,  Camchino Energy
              Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU
              Advanced  Resources,  Inc., and services rendered by Metropolitan
              Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C.   Certificate of GPU, Inc.
     ------------------------

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                     GPU, INC.


May 25, 1999
                                     By /s/ P. E. Maricondo
                                       --------------------------------
                                       P. E. Maricondo, Vice President,
                                       Comptroller and Chief Accounting Officer